Exhibit 3

NEWS RELEASE

North American Palladium Announces First Quarter 2014 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, May 1, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced the operating, development, and financial results for the first quarter ended March 31, 2014 (“Q1”).

Q1, 2014 Results Summary

•	Produced 42,641 ounces of payable palladium at a cash cost per ounce(1) of US$492;

•	Realized palladium selling price of US$739 per ounce, giving a palladium operating margin of US$247 per ounce, or US$10.5 million;

•	Revenue of $48.7 million;

•	Adjusted EBITDA(1) of $9.8 million;

•	Invested $2.9 million in capital expenditures and $0.8 million in exploration;

•	Underground ore mined at LDI was 275,845 tonnes at an average grade of 5.0 g/t palladium.

•	Processed 254,294 tonnes of low grade surface stockpile at LDI at an average grade of 1.0 g/t palladium.

•	Underground production during the quarter averaged 3,065 tonnes per day, ahead of the Company’s operating guidance for the first half of 2014.

•	LDI mill processed 516,511 tonnes of ore at an average palladium head grade of 3.3 g/t palladium and a record recovery rate of 84.5%.

•	Published an updated LOM plan for LDI.

•	Completed a $32 million financing during the quarter.

•	Subsequent to quarter end, completed a $35 million financing, and entered into a proposed settlement in respect of the previously disclosed potential class action lawsuit.

“During the first quarter we made significant improvements across our operations. Key metrics including underground production, mill recoveries, average palladium grades and ounces of payable palladium produced were all in line with or ahead of our full year guidance,” said Phil du Toit, President and Chief Executive Officer. “These operational improvements demonstrate that our ramp-up efforts at LDI are progressing well and trending in the right direction. We remain focused on finalizing improvements to the underground ore handling system to help drive further increases in production rates in the coming quarters.”

“Steps were also taken to improve our liquidity during and subsequent to the quarter through two financings. We also published an updated reserve and resource and life of mine plan for LDI which gives us a clearer roadmap for enhancing shareholder value,” added Mr. du Toit.

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Lac des Iles Operations

Q1 2014 Production

In the first quarter of 2014, the Company’s LDI mine produced 42,641 ounces of payable palladium at a total cash cost of US$492 per ounce(1). The cash cost is well below our full year guidance of US$550 and was positively impacted by higher underground grade, lower operating costs, higher mill recoveries and the effects on by-product credits of a weaker Canadian dollar, partially offset by$2.7 million of propane and power costs above plan which are attributable to the extreme winter conditions experienced during the quarter.

Payable palladium production in the first quarter was ahead of our ramp up profile and in line with management’s full year guidance for 2014, as the mine continued to balance production volumes between surface and underground ore sources during the transition period. During the first quarter, 530,139 tonnes of ore were mined at LDI, of which 275,845 tonnes came from underground sources (with an average palladium grade of 5.0 grams per tonne), and 254,294 tonnes came from surface stockpiles (with an average palladium grade of 1.0 grams per tonne). During the first quarter, the LDI mill processed 516,511 tonnes of ore at a combined average palladium mill head grade of 3.3 grams per tonne, at an 84.5% palladium recovery rate, and at a total cost of $62 per tonne milled.

Guidance

Given the recent financings, the Company is increasing its guidance for exploration spending by $6 million to $10 million for 2014. The increased exploration spending is to expand the current drill program for the Offset zone to increase reserves and resources and to upgrade existing reserves and resources.

The following table provides a summary of operating results to date for Q1 2014 versus full year guidance for 2014:

	2014 Guidance		First Quarter 2014 Results
Palladium production – payable oz		170,000-175,000		42,641
US$ cash cost per palladium oz sold – year/Q4	US$	550/US$450	US$	492 (US$422	(*))
Production cost per tonne milled		$51 to $55		$62 ($56	*))
Underground mining
Tonnes mined per day		3,000 ramping up to 5,000		3,065
Tonnes		1.3 million		276,000
Palladium head grade (g/t)		4.2		5.0
Surface stockpile processing
Tonnes		1.0 million		254,000
Palladium head grade (g/t)		1.0		1.0
Milling
Palladium head grade (g/t)		3.0		3.3
Palladium recovery		82.0%		84.5%
Capital expenditures ($millions)		Under $30		$2.9
Exploration expense ($ millions)
Original		$4.0		$0.8
Revised		$10.0

(*)	After adjusting for the impact of approximately $2.7 million of power and propane costs associated with an unusually cold winter, see Highlight section in the MD&A for additional details.

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The following table includes quarterly results for the first quarter of 2014 and for all four quarters in 2013 and demonstrates some of the key trends in the business.

	Q1, 2013		Q2, 2013		Q3, 2013		Q4, 2013		Q1, 2014
Payable palladium produced		38,654 oz		35,428 oz		30,097 oz		30,979 oz		42,641 oz
Cash cost per ounce	US$	490	US$	564	US$	581	US$	621	US$	492
Tonnes of ore mined		540,694		433,580		542,917		576,478		530,139
Tonnes Mined – surface		295,038		301,974		334,820		345,132		254,294
Tonnes Mined – underground		245,656		131,606		208,097		231,346		275,845
Tonnes of ore milled		503,585		483,266		517,157		544,074		516,511
Average milled head grade		3.3 g/t Pd		3.1 g/t pd		2.5 g/t Pd		2.4 g/t Pd		3.3 g/t Pd
Palladium mill recovery		80.1%		80.7%		80.7%		81.5%		84.5%

Development Update

Capital expenditures in the first quarter amounted to $2.9 million, compared to $38.1 million in the same period in 2013.

Exploration

In the first quarter, NAP invested $0.8 million in exploration and infill drilling. For 2014, the Company is planning an exploration program to target the lower portion of the Offset zone in support of an anticipated preliminary economic assessment to be completed later in 2014 or early 2015. As at April 30, 2014, both surface and underground drilling rigs were operating at site.

Financial Results(2)

Revenue for the first quarter was $48.7 million compared to $47.1 million in the first quarter of 2013. The increase in revenue was primarily due to more favourable exchange rates partially offset by lower payable metals sales at lower realized prices for all metals except palladium. During the first quarter, the Company realized a palladium selling price of US$739 per ounce.

Net loss for the quarter was $26.7 million or $0.11 per share compared to a net loss of $2.8 million or $0.02 per share in the same quarter last year. The increase in the net loss is primarily due to the impact of increased foreign exchange losses, depreciation and interest expenses, partially offset by decreased exploration expenses.

EBITDA(1) was $1.0 million for the first quarter, compared to $2.9 million in the same quarter last year. Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, foreign exchange gains and losses and mine restoration costs net of insurance recoveries) was $9.8 million in the first quarter, compared to $8.3 million in first quarter last year.

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During the first quarter, the Company closed the first $32.0 million tranche related to its previously announced convertible unsecured subordinated debenture financing. As at March 31, 2014, the Company had cash and cash equivalents of $21.9 million compared to $9.8 million as at December 31, 2013. The Company’s credit facility availability was limited by the borrowing base to US$38.6 million of which US$36.4 million was utilized.

Subsequent to quarter end, the Company entered into a proposed settlement in respect of the previously disclosed potential class action lawsuit pending in the Ontario Superior Court of Justice. Under the terms of the settlement, the Company’s insurance will pay $2.4 million for the benefit of the settlement class and for legal costs. There has been no admission of any wrongdoing by the Company or its officers and directors; however the Company is of the view that the settlement is favorable given the significant cost and management time associated with defending the action. The settlement is subject to finalization of the settlement agreement and approval by the Court.

While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred a net loss of $26.7 million for the three months ended March 31, 2014. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, and meeting production targets. Adverse changes in any of these variables may require the Company to seek additional financing.

Q1 2014 Conference Call & Webcast Details

Date:	Thursday, May 1, 2014
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8347419, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8347419, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is completing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations

Telephone: 416-360-7374

Email: jvincic@nap.com

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(1)	Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2)

NAP’s condensed interim consolidated financial statements for the first quarter ended March 31, 2014 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘potential’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘would’, ‘could’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the ramp-up at the Company’s LDI mine, timelines, production plans, projected expenditures, operating cost estimates, proposed mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund capital needs including capital expenditures required to continue the LDI mine expansion at depth, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks to tailings capacity, ground conditions, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the LDI mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, risks related to employee relations and the availability of skilled labour, litigation, and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects including the LDI mine ramp-up, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	March 31	December 31
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$21,921	$9,793
Accounts receivable	48,737	38,556
Inventories	17,613	14,239
Other assets	4,112	6,968

Total Current Assets	92,383	69,556

Non-current Assets
Mining interests	448,409	456,239

Total Non-current Assets	448,409	456,239

Total Assets	$540,792	$525,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$29,585	$48,797
Credit facility	24,832	17,834
Current portion of obligations under finance leases	2,877	2,988
Current portion of long-term debt	3,862	173,656
Current derivative liability	752	492

Total Current Liabilities	61,908	243,767

Non-current Liabilities
Income taxes payable	125	1,286
Asset retirement obligations	14,626	13,638
Obligations under finance leases	8,363	8,744
Long-term debt	228,631	35,864

Total Non-current Liabilities	251,745	59,532

Shareholders’ Equity
Common share capital and purchase warrants	829,572	798,411
Stock options and related surplus	9,276	9,128
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(627,513)	(600,847)

Total Shareholders’ Equity	227,139	222,496

Total Liabilities and Shareholders’ Equity	$540,792	$525,795

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Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended March 31
	2014	2013
Revenue	$48,736	$47,090

Mining operating expenses
Production costs	29,735	28,941
Smelting, refining and freight costs	4,183	3,802
Royalty expense	2,074	2,509
Depreciation and amortization	10,368	6,085
Loss on disposal of equipment	447	629

Total mining operating expenses	46,807	41,966

Income from mining operations	1,929	5,124

Other expenses
Exploration	768	4,840
General and administration	2,554	2,913
Interest and other income	(21)	(303)
Interest expense and other costs	17,318	2,209
Foreign exchange loss	7,976	822

Total other expenses	28,595	10,481

Loss from continuing operations before taxes	(26,666)	(5,357)
Income and mining tax recovery	—	—

Loss and comprehensive loss from continuing operations for the period	$(26,666)	$(5,357)
Income and comprehensive income from discontinued operations for the period	—	2,509

Loss and comprehensive loss for the period	$(26,666)	$(2,848)

Loss per share
Basic	$(0.11)	$(0.02)
Diluted	$(0.11)	$(0.02)

Loss from continuing operations per share
Basic	$(0.11)	$(0.03)
Diluted	$(0.11)	$(0.03)

Income from discontinued operations per share
Basic	$—	$0.01
Diluted	$—	$0.01

Weighted average number of shares outstanding
Basic	232,873,928	177,450,837
Diluted	232,873,928	177,450,837

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Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period	$(26,666)	$(5,357)
Operating items not involving cash
Depreciation and amortization	10,368	6,085
Accretion expense (recovery)	(210)	954
Share-based compensation and employee benefits	476	413
Unrealized foreign exchange loss	7,538	—
Loss on disposal of equipment	447	—
Interest expense and other	17,508	936

	9,461	3,031
Changes in non-cash working capital	(26,210)	134

	(16,749)	3,165

Financing Activities
Issuance of common shares, net of issue costs	(38)	—
Issuance of convertible debentures, net of issue costs	28,464	—
Credit facility	6,085	23,000
Repayment of obligations under finance leases	(796)	(1,315)
Interest paid	(1,451)	(4,589)
Other financing costs	(499)	—

	31,765	17,096

Investing Activities
Additions to mining interests, net	(2,888)	(38,068)
Proceeds on disposal of mining interests, net	—	990

	(2,888)	(37,078)

Increase (decrease) in cash from continuing operations	12,128	(16,817)
Net cash provided by discontinued operations	—	20,142

Increase in cash	12,128	3,325
Cash and cash equivalents, beginning of period	9,793	20,168

Cash and cash equivalents, end of period	$21,921	$23,493

Cash and cash equivalents consisting of:
Cash	$21,921	$23,493
Short-term investments	—	—

	$21,921	$23,493

Foreign exchange included in cash balance	$1,072	$90

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